Cassidy & Associates

Attorneys at Law

9454 Wilshire Boulevard

Beverly Hills, California 90212

Email: CassidyLaw@aol.com

Telephone: 949/673-4510	Fax: 949/673-4525

January 18, 2017

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Attn: Edwin Kim, Staff Attorney

Washington, D.C. 20549

RE:	Digital Donations Technologies, Inc.

Registration Statement on Form S-1

Filed November 14, 2016

File No. 333-214601

Dear Mr. Kim:

Please find attached for filing with the Securities and Exchange Commission (the “Commission”) the Amendment No. 1 to Registration Statement on Form S-1 for Digital Donations Technologies, Inc. (the “Company”).

The following responses address the comments of the reviewing staff of the Commission as set forth in the comment letter dated December 9, 2016 (the “Comment Letter”) in response to the filing of the Registration Statement on Form S-1 in November 2016. The comments and our responses below are sequentially numbered (based on the numbering sequence and text of the comments issued per the Comment Letter) and the answers herein refer to each of the comments by number and by citing if the response (if applicable) thereto results in revisions being made to the Form S-1.

Risk Factors, page 4

1.          In the last two risk factors on page 5, you reference an offering by the company of up to 5,000,000 shares of your common stock at $1.00 per share. To the extent that you are conducting a concurrent private placement with the offering being registered in this filing, please disclose on the cover page of the prospectus.

Response: In accordance with the comment made by the Staff of the Commission, the Company has included the reference to the concurrent private placement in its disclosures.

2.          Please add a risk factor that describes the concentration of your ownership with your two directors and co-founders and the inherent conflicts of interest that may result with stockholders. We note that the two founders hold over 88% of the outstanding shares of common stock.

Response: In accordance with the comment made by the Staff of the Commission, the Company has included the referenced risk factor in its disclosures.

Dilution, page 8

3.          You reference shares issued for services provided or for the acquisition of certain tangible assets on page 9. Please revise Item 15 of Part II of your registration statement, and where applicable, to provide a more thorough description of these transactions and the serviced rendered or tangible assets acquired. Please refer to Item 701(d) of Regulation S-K for further guidance.

Response: In response with the comment made by the Staff of the Commission, the Company has removed the reference to shares issued for services provided or for the acquisition of certain tangible assets in its disclosures because no such shares have been issued.

The Business and Business Plan

Current Contracts, page 14

4.          On pages 14 through 15, you briefly describe four significant “Current contracts” that appear to be a material agreements upon which you are substantially dependent. Please file these agreements as exhibits, as required by Item 601(b)(10) of Regulation S-K, or explain why they are not material.

Response: In accordance with the comment made by the Staff of the Commission, the Company has filed the referenced agreements as exhibits.

The Company, page 17

5.          We note news articles that indicate that you have a relationship with Digital Processing Solutions, which has been serving as the developer of your technology. If Digital Processing Solutions is a predecessor of Digital Donations, Inc., please describe the appropriate business combination or reorganization transaction in the business section. Please refer to Item 101(h)(1)-(3) of Regulation S-K for further guidance.

Response: Digital Processing Solutions, Inc. (“DPS”) is not a predecessor of Digital Donations, Inc. (“DDI”). Under the definition of “predecessor” set forth under 17 CFR §230.405 DPS is not a predecessor of DDI because DDI did not acquire a “major portion of the business and assets” of DPS. DDI relies upon its own independently developed technology to operate its business.

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While there were prior promotional news articles mentioning that DPS had a patent pending fundraising software, “Digital DonationsTM” with a point of sale system (“POS”) add-on technology to be offered to its customers, DPS abandoned the technology in early 2014 because the underlying technology for the POS systems that the technology had been designed for became obsolete. DPS had averaged only $200 to $300 per month in revenue during 2013 from the POS add-on.

In contrast, DDI is currently in the process of developing its own newly designed system for POS interfaces and mobile and other technology based assets for the non-profit industry. This development work had not been started or attempted by DPS (even though clippings indicate as such – the clippings were essentially promotions by DPS management to try to attract new customers to DPS) because there was never adequate funding available to DPS to pursue developing the new system. DPS had no revenues from any of the DDI customers and none of the contracts that DDI has entered into (disclosed on Pages 14 and 15 of the Registration Statement on Form S-1 that was filed on November 14, 2016), were acquired from DPS. All the DDI contracts have been negotiated and entered into exclusively by DDI.

As a result of the staff’s comment and the information above, we have modified a few sentences within the second paragraph of Footnote 4 – Related Party Transactions, on page F-11, to better describe the transactions expected to occur with DPS in regards to this matter. We have been informed by our auditors, that the changes to the paragraph do not constitute a significant enough change to require they dual date their opinion.

Revenues, page 15

6.          On page 15, you describe your current sources of revenue as “Credit and Debit Card Processing” and “Check Processing.” Please revise your Business section to provide a more through description of how you currently generate revenue and which products and services on pages 11 through 15 are prospective in nature.

Response: In accordance with the comment made by the Staff of the Commission, the Company has revised its Business section to provide a more through description of how it currently generates revenue and which of its products and services are prospective in nature.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

7.          Please revise to provide a plan of operation or similar disclosures that indicate the amount of cash necessary to continue operations for the next 12 months and to implement your business plan to bring your prospective products and services to market (i.e. the Digital Donations platform, as described on pages 11 through 15). You should include a description of the costs and timing of each significant step to bring your products and services to market.

Response: In accordance with the comment made by the Staff of the Commission, the Company has revised its disclosures to provide a plan of operation that indicates the amount of cash necessary to continue operations for the next 12 months and to implement our business plan to bring our prospective products and services to market, including a description of the costs and timing of each significant step to bring our products and services to market.

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Management, page 23

8.          Please revise to provide the disclosure required by Item 401(f) of Regulation S-K regarding certain legal proceedings for the past 10 years for your management.

Response: In accordance with the comment made by the Staff of the Commission, the Company has provided the disclosure required by Item 401(f) of Regulation S-K regarding certain legal proceedings for the past 10 years for our management.

Security Ownership of Certain Beneficial Owners and Management, page 26

9.          We note that on page 27, your stockholder Vitalya Chukas owns 6.2% of the total shares of common stock outstanding. Please advise us why Vitalya Chukas is not including in your beneficial ownership table, as required by Item 403 of Regulation S-K.

Response: In accordance with the comment made by the Staff of the Commission, the Company has revised our disclosures to include Vitalya Chukas in our beneficial ownership table, as required by Item 403 of Regulation S-K.

Certain Relationships and Related Transactions

10.         Please revise to provide disclosure of related party transactions that occurred in the past three full fiscal years for both you and your subsidiary, Digital Donations, Inc., that occurred prior to the reverse merger. We note that your financial statements refer to related party transactions on pages F-7, F-8 and F-11.

Response: In accordance with the comment made by the Staff of the Commission, the Company has provided disclosure of related party transactions that occurred in the past three full fiscal years for both the Company and our subsidiary, Digital Donations, Inc., that occurred prior to the reverse merger.

Interests of Named Experts, page 29

11.         Please clarify the relationship between your counsel that will opine on the validity of your shares, Cassidy & Associates, and Tiber Creek Corporation, which is your securities advisor disclosed on page 19. If Cassidy & Associates and Tiber Creek are affiliates, please provide the disclosure required by Item 509 of Regulation S-K and disclose the material terms of the Tiber Creek Corporation Agreement, including compensation arrangements. Further, please clarify whether Tiber Creek, James Cassidy, and/or James McKillop continue to own an ownership interest in Digital Donations. Finally, please file the agreement with Tiber Creek Corporation as an exhibit or tell us why you do not believe this agreement needs to be filed.

Response: Mr. James Cassidy is both the president and sole shareholder of Tiber Creek Corporation and a partner of Cassidy & Associates.

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In accordance with the comment made by the Staff of the Commission, the Company has provided the disclosure required by Item 509 of Regulation S-K in light of the affiliate relationship between Tiber Creek Corporation and a partner of Cassidy & Associates and has disclose the material terms of the Tiber Creek Corporation Agreement, including compensation arrangements.

James Cassidy, and James McKillop each own 250,000 shares of the Company’s common stock.

In accordance with the comment made by the Staff of the Commission, the Company has filed the referenced agreement with Tiber Creek Corporation as an exhibit.

Exhibits

12.        Please file the two promissory notes for $25,000 and $5,000 that you issued in 2016. These appear material to the company and should be filed as exhibits. See Item 601(b)(10) of Regulation S-K.

Response: In accordance with the comment made by the Staff of the Commission, the Company has filed the referenced promissory notes as exhibits.

In summary of the foregoing responses to your comments, we trust that the responses above as a whole and the revised Form S-1 filed herewith address the recent comments in the Comment Letter. We trust that we have responded satisfactorily to the comments issued by the Commission regarding the Form S-1. Hence, we hope that we will be in a position to request for acceleration of the Form S-1 in the near future once the Staff has completed its review of the instant amendment to the Form S-1 and these accompanying comment responses.

If you have any questions or concerns, please do not hesitate to contact Lee W. Cassidy at (949) 673-4510 or the undersigned at (917) 923-8413. In addition, we would request in the future that electronic copies of any comment letters or other correspondence from the Commission sent to the Company also be simultaneously copied to both lwcassidy@aol.com and jlagman.tibercreek@gmail.com.

Sincerely,

/s/ Jarvis J. Lagman

Jarvis J. Lagman, Esq.
Cassidy & Associates

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